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                             June 16, 2020

       Eli Hazum
       Acting Chief Executive Officer
       PainReform Ltd.
       60C Medinat Hayehudim
       Herzliya, 4676670, Israel

                                                        Re: PainReform Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted June 2,
2020
                                                            CIK No. 0001801834

       Dear Mr. Hazum:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 2, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your response to comment 1, which we reissue in part. Your disclosure continues to state your
conclusion that your proprietary extended release drug-delivery system prolongs the in vivo
activity of active pharmaceutical ingredients, thus increasing the therapeutic window for
patient treatment. You may summarize or describe data from
                                                        clinical trials without
drawing conclusions with respect to efficacy. You may also describe what your product
candidate is designed to do. Please revise this statement to remove your conclusion.
 Eli Hazum
PainReform Ltd.
June 16, 2020
Page 2
      Please also remove all statements that imply that your product has been or will be found to be safe. As illustrative examples, we note the following:

          PRF-110 was well tolerated and demonstrated an excellent safety profile. (page 54)
          We have amassed an extensive safety toxicology portfolio for PRF-110... (page 54)

       You may contact Ameen Hamady at 202-551-3891 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameEli Hazum
                                                           Division of
Corporation Finance
Comapany NamePainReform Ltd.
                                                           Office of Life
Sciences
June 16, 2020 Page 2
cc:       Steven Glusband, Esq.
FirstName LastName